TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Results from Annual General Meeting

May 3, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual general meeting held earlier today, including the election of management's director nominees, the appointment of KPMG LLP as the Company's independent auditor, and acceptance of the Company's approach to executive compensation.

Ross Beaty, Chair of Equinox Gold's Board of Directors, commented: "We appreciate shareholders' ongoing support of Equinox Gold and our strategic vision of becoming the Premier Americas Gold Producer. Thank you to the shareholders who did their own due diligence and voted for Dr. Sally Eyre as one of our directors, despite withhold recommendations due to a perceived lack of gender diversity on our Board. Currently two of our eight directors are female, and the Company is actively recruiting for an additional female director who will bring new skills and insight to our Board.

"I would also like to thank General Wesley Clark for his service to Equinox Gold as a director since early 2020 and look forward to his ongoing contributions as a special advisor to the Board."

Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 20, 2023, which is available on the Company's website at www.equinoxgold.com. A total of 181,964,557 common shares were represented at the meeting, being 58.2% of the Company's issued and outstanding common shares.

Board Size

Resolution	Votes For	Votes Against
To set the number of directors of the Company at eight	158,787,096 (99.8%)	370,490 (0.2%)

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty - Chair	156,979,052 (98.6%)	2,178,534 (1.4%)
Mr. Lenard Boggio - Lead Director	153,273,169 (96.3%)	5,884,416 (3.7%)
Ms. Maryse Bélanger	148,266,226 (93.2%)	10,891,359 (6.8%)
Mr. François Bellemare	158,685,704 (99.7%)	471,881 (0.3%)
Mr. Gordon Campbell	149,943,064 (94.2%)	9,214,521 (5.8%)
Dr. Sally Eyre	112,624,612 (70.8%)	46,532,973 (29.2%)
Mr. Marshall Koval	141,968,003 (89.2%)	17,189,582 (10.8%)
Mr. Greg Smith	150,952,894 (94.8%)	8,204,691 (5.2%)

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board to set the auditor's pay	181,355,515 (99.7%)	609,042 (0.3%)

Advisory Resolution on Executive Compensation

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	156,130,098 (98.1%)	3,027,488 (1.9%)

Equinox Gold Contacts

Greg Smith, President and Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com